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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:......3235-0058 Expires: October 31, 2018 Estimated average burden hours per response....... 2.50

FORM 12b-25	SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[ ]	Form 10-Q	[ ]	Form 10-D	[ ]	Form N-SAR
	[x]	Form N-CSR

For Period Ended: October 31, 2017
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

World Funds Trust

Full Name of Registrant

Former Name if Applicable

8730 Stony Point Parkway, Suite 205

Address of Principal Executive Office(Street and Number)
Richmond, VA 23235

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[x]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The CBOE Vest funds (CBOE Vest S&P 500 Buffer Protect Strategy Fund; CBOE Vest Defined Distribution Strategy Fund; CBOE Vest S&P 500 Enhanced Growth Strategy Fund and CBOE Vest S&P 500 Dividend Aristocrats Target Income Fund) are still undergoing the annual audit at this time due to complications that were encountered in confirming valuation of certain flex options held by certain of the CBOE Vest funds. It is anticipated that the annual audit will be completed and the appropriate filings made within the extension period.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Karen M. Shupe	804	267-7417

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
	Yes [x]	No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
	Yes [ ]	No [x]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

World Funds Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 11, 2018	By: /s/ Karen M. Shupe

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.
Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

Cohen & Company, Ltd., which will include its Reports of Independent Registered Public Accounting Firm with the Registrants Annual Report for the fiscal year ended October 31, 2017, was unable to furnish such reports for inclusion because of the reason set forth below (which is also set forth in the body of the related Form 12b-25):

The Registrant has encountered unexpected complications with respect to the valuation of certain FLEX option securities in the preparation of its financial statements for the fiscal year ended October 31, 2017. Consequently, the Registrant and its series, the CBOE Vest Defined Distribution Strategy Fund, CBOE Vest S&P 500 Buffer Protect Strategy Fund, CBOE Vest S&P 500 Enhanced Growth Strategy Fund and CBOE Vest S&P 500 Dividend Aristocrats Target Income Fund, are unable to complete their Form N-CSR and transmit the annual reports to shareholders for the fiscal year ended October 31, 2017 within the prescribed time period without unreasonable effort or expense as the preparation of the Registrant’s financial statements are still in progress and therefore the related accountant’s report on internal control and the related audit is not complete. This has lengthened the time required to conduct the internal review and to prepare, audit, and file the financial statements and the auditor’s opinions (Reports of Independent Registered Public Accounting Firm).

/s/ Cohen & Company, Ltd.
Cleveland, Ohio
January 12, 2018